 SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

BARNES & NOBLE EDUCATION, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

06777U101

(CUSIP Number)

Greenhaven Road Investment Management, LP

8 Sound Shore Drive, Suite 190

Greenwich, CT 06830

Attention: Scott Stewart Miller

Telephone: (203) 569-8920

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 31, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 06777U101

1	NAME OF REPORTING PERSON

Scott Stewart Miller

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	0
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	0
	10. SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON

IN

Page 2 of 9 pages

 CUSIP No.: 06777U101

1	NAME OF REPORTING PERSON

Greenhaven Road Investment Management, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	0
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	0
	10. SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON

PN

Page 3 of 9 pages

CUSIP No.: 06777U101

1	NAME OF REPORTING PERSON

MVM Funds, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	0
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	0
	10. SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON

OO

Page 4 of 9 pages

CUSIP No.: 06777U101

1	NAME OF REPORTING PERSON

Greenhaven Road Capital Fund 1, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	0
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	0
	10. SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON

PN

Page 5 of 9 pages

 CUSIP No.: 06777U101

1	NAME OF REPORTING PERSON

Greenhaven Road Capital Fund 2, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	0
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	0
	10. SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON

PN

Page 6 of 9 pages

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed with respect to the beneficial ownership of Common Stock, par value $0.01 per share (the “Common Stock”), of Barnes & Noble Education, Inc. (the “Company” or the “Issuer”). This Amendment No. 1 supplements Item 4, and amends and restates in its entirety Item 5, of the Schedule 13D originally filed on May 17, 2024 (the “Original 13D”).

ITEM 4.	Purpose of Transaction.

On May 31, 2024, the Reporting Persons determined to sell all of their Common Stock (5,256,342 shares). The Reporting Persons sold all of their Common Stock on May 31, 2024 and June 3, 2024, as detailed in Item 5(c) below.

On June 4, 2024, the Reporting Persons submitted notice to the Issuer of the Reporting Persons’ election to participate in the Issuer’s announced rights offering, pursuant to which the Reporting Persons would receive 7 million shares of Common Stock. The closing of the rights offering is subject to the approval of the Issuer’s shareholders and other closing conditions.

On June 4, 2024, the Reporting Persons determined to sell, and did sell, call options on the Common Stock, as detailed in Item 5(c) below.

ITEM 5.	Interest in Securities of the Issuer.

(a)            As of June 4, 2024, the filing date of this Amendment No. 1, the Reporting Persons do not beneficially own any Common Stock.

(b)            Not applicable.

(c)            No transactions in the Common Stock have been effected by any Reporting Person since the filing of the Original 13D, except as follows:

Reporting Person	Trade Date	Type	Shares	Price Per Share
Fund 1	5/31/2024	Open Market Sale	29,176	$0.5000
Fund 1	5/31/2024	Open Market Sale	56,634	$0.5000
Fund 1	5/31/2024	Open Market Sale	1,487,726	$0.5382
Fund 2	5/31/2024	Open Market Sale	34,429	$0.5000
Fund 2	5/31/2024	Open Market Sale	66,833	$0.5000
Fund 2	5/31/2024	Open Market Sale	1,755,627	$0.5382
Fund 1	6/3/2024	Open Market Sale	718,215	$0.4426
Fund 2	6/3/2024	Open Market Sale	1,107,702	$0.4426

Page 7 of 9 pages

Reporting Person	Trade Date	Type	Contracts (100 shares each)	Premium Per Share
Fund 1	6/4/2024	Open Market Sale of Jan ’25 0.50 Call Option	5,150	$0.1648
Fund 2	6/4/2024	Open Market Sale of Jan ’25 0.50 Call Option	6,079	$0.1648

(d)            Not applicable.

(e)            On May 31, 2024, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

Page 8 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: June 4, 2024

Scott Stewart Miller
Greenhaven Road Investment Management, LP
MVM Funds, LLC
Greenhaven Road Capital Fund 1, L.P.
Greenhaven Road Capital Fund 2, L.P.

By:	/s/ Scott Stewart Miller
Scott Miller, for himself and as the Managing Member of the General Partner (for itself and on behalf of the Funds and the Investment Manager)

Page 9 of 9 pages